Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces Its Intent To Suspend Further Issuances Of Its CSLS ETNs

New York, March 30, 2017 Credit Suisse AG announced today its intention to suspend further issuances of the following Exchange Traded Notes (the “ETNs”):

ETNs	Exchange Ticker	CUSIP
Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020	CSLS	22542D878

Credit Suisse AG is suspending further issuances of the foregoing ETNs, effective as of March 31, 2017. Credit Suisse AG may subsequently resume issuing additional ETNs at any time, although it does not currently have any intention to do so.

This action does not affect an investor’s ability to offer the ETNs to Credit Suisse AG for repurchase as described in the pricing supplement. Only the Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020 are affected by this announcement.

The pricing supplement can be accessed on the Securities and Exchange Commission website at.www.sec.gov as follows:

https://www.sec.gov/Archives/edgar/data/1053092/000110465915033766/a15-10499_1424b2.htm

As disclosed in the “Risk Factors” section of the Pricing Supplement, the market value of the ETNs may be influenced by, among other things, supply and demand for the ETNs, which may be affected by this announcement, the suspension of further issuances of the ETNs, as described above, and any ETNs that may be issued in the future. Credit Suisse AG cannot predict with certainty what impact, if any, these events will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses. An investor that pays a premium for the ETNs, for example, may suffer significant losses if the investor is unable to sell the ETNs in the secondary market, if the investor sells at a time when the premium has declined or is no longer present in the secondary market, if Credit Suisse AG repurchases the ETNs at the investor’s option or its option, or at maturity.

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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This document was produced by, and the opinions expressed are those of, Credit Suisse as of the date of writing and are subject to change.

Copyright © 2017, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.